April 19, 2005



Via US Mail and Facsimile

Mr. Robert R. Falconi
President and Chief Operating Officer
748 Miller Drive, S.E.
Leesburg, Virginia 20175

Re:	Precision Auto Care, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
      Form 10-Q for the quarter ended September 30, 2004 and December
31, 2004
	Commission file #: 000-29478

Dear Mr. Falconi:

We have reviewed your April 13, 2005 response letter and have the following comments. Please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended June 30, 2004

Gain on Debt Restructuring

1. We note from your response to comment 1 that your determination of the appropriateness of the reduction in trade payables related to Praxis was based on the advice of legal counsel. Please supplementally tell us how you met the criteria necessary to consider a liability extinguished, as set forth in paragraph 16 of SFAS 140.

Note 7.  Debt Restructuring

2. We note from your response to comment 5 that the deal was viewed a debt restructuring and in your view accounted for appropriately since the loan was never made with the intent of being converted to stock or any other form of equity. However, we continue to believe that gains on extinguishment of debt with related parties, in this case, principal shareholders, should be classified as an equity transaction based on paragraph 20, footnote 1 of APB 26, irrespective of whether these shareholders own less than controlling interests. Please revise your financial statements to reflect the gain on this transaction as an equity transaction in your financial statements. Additionally, please tell us how the $10.36/share "fair value" per share for the preferred stock was calculated or determined.

3. We note from your response to comment 6 that you do not believe Board LLC is a related party because all but 2 of the 9 members were former board members. Please supplementally tell us about the other
2 members, their position in Board LLC, and if they have the ability to indirectly or directly control or significantly influence the Company. Please refer to the definition of related party in the glossary to SFAS 57. Also, tell us the nature and terms of any ownership interests in the Company that were held by the 9 members at the time of the debt restructuring transaction. We may have further comment upon receipt of your response.

Form 10-Q for the period ended December 31, 2004

Note 3.  Master License Agreement

4. We note from your response to comment 8 that the $130,000 of revenue relates to the majority of the initial non-refundable fee paid by Hung Yue Holdings. Although your accounting for this non-refundable fee is consistent with your policy disclosed in Note 2 to your Form 10-KSB, it is not installment method accounting as disclosed in Note 3 of your Form 10-QSB. Please supplementally tell us what part of the master franchise agreement will be accounted for using the installment method of accounting and what extended payment terms are involved in the agreement. If the installment method will only be used for the individual future franchises, revise your disclosure in future filings to clarify that the revenue recognized at December 31, 2004 related to the signing of the area development agreement which is a non-refundable fee, of which you have fulfilled substantially all required obligations, and that future franchises under the master license agreement will be accounted for using the installment method of accounting due to extended payment terms.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-
1936 if you have questions.
								Sincerely,



								Linda Cvrkel
								Branch Chief
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Precision Auto Care, Inc.
April 19, 2005
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